Morgan, Lewis & Bockius LLP

1701 Market Street
Philadelphia, PA  19103-2921

Tel.  +1.215.963.5000

Fax: +1.215.963.5001

www.morganlewis.com

James W. McKenzie, Jr.

Partner

+1.215.963.5134

jmckenzie@morganlewis.com

November 9, 2015

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Attn:	Barbara C. Jacobs
Assistant Director
Office of Information Technologies and Service

Re:	Tabula Rasa HealthCare, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted October 8, 2015
CIK No. 0001651561

Dear Ms. Jacobs:

On behalf of our client, Tabula Rasa HealthCare, Inc. (the “Company”), we are responding to the comments of the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) in your letter dated October 26, 2015, to Dr. Calvin H. Knowlton, Ph.D., Chief Executive Officer of the Company, with respect to the Company’s confidential submission of Amendment No. 1 to the Draft Registration Statement on Form S-1 referred to above (the “Draft Registration Statement”).

In response to your letter, set forth below are your comments in bold followed by the Company’s responses.  Where indicated below, the Company has included changes to the disclosure in a revised version of the Draft Registration Statement (the “Revised Draft Registration Statement”), which the Company is submitting contemporaneously with this response letter.  Except for page references appearing in the headings and the Staff’s comments below (which are references to the Draft Registration Statement), all page references herein correspond to the page of the Revised Draft Registration Statement.

Almaty	Astana	Beijing	Boston	Brussels	Chicago	Dallas	Dubai	Frankfurt	Hartford	Houston	London	Los Angeles	Miami	Moscow	New York
Orange	County	Paris	Philadelphia	Pittsburgh	Princeton		San Francisco	Santa Monica		Silicon Valley	Singapore	Tokyo	Washington	Wilmington

For the convenience of the Staff’s review, copies of this letter and the Revised Draft Registration Statement, marked to reflect changes against the Draft Registration Statement that was confidentially submitted on October 8, 2015, are being delivered to Mitchell Austin.

Prospectus Summary

Overview, page 1

1.                                      We note your responses to prior comments 20 and 30. Please revise here and in your management’s discussion and analysis and business sections to place more of an emphasis on your role as a prescription fulfillment pharmacy. In this regard, the disclosure currently focuses on your technology solutions that help distinguish you from other prescription fulfillment pharmacies but does not appear to fully convey the significance of prescription fulfillment pharmacy activities to your business.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 1, 2, 58, 62, 75, 83 and 95 of the Revised Draft Registration Statement to place more of an emphasis on the Company’s prescription fulfillment and adherence packaging services.

The Company also respectfully advises the Staff that while prescription fulfillment services represent a high percentage of the Company’s revenue, it is not a standalone product offering of the Company and any client receiving prescription fulfillment services from the Company is receiving such services in conjunction with the software-enabled offerings of the Company, which are used to optimize the medication regimens of a client’s patients and serve as the primary driver of the Company's client relationships. Typical prescription fulfillment pharmacies are reimbursed on a fee-for-service basis and are incentivized based on prescription dispensing volumes. The Company’s medication risk management clients at this time utilize the full spectrum of the Company’s services, including prescription fulfillment and adherence packaging services in order to prospectively address adverse drug events, lower healthcare costs and improve overall health outcomes, which often involve utilizing the Company’s software to reduce the number of prescriptions per patient to optimize prescription regimens, and the Company will continue to service these clients. However, the Company is focused on growing a client base that will utilize the software-enabled solutions and clinical services without the prescription fulfillment and adherence packaging services or the Company’s software on a standalone basis. There are currently three pilot programs utilizing the MRM Matrix technology which do not include prescription fulfillment and adherence packaging services.

2.                                      We note that your products and services are built around your MRM Matrix technology. Please revise here or elsewhere to clarify whether you currently offer products or services that allow a client to access your MRM Matrix technology without also purchasing prescription drugs through your prescription fulfillment pharmacies.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 1, 58 and 83 of the Revised Draft Registration Statement to clarify that the Company currently offers products and services that allow a client to utilize the MRM Matrix technology without also purchasing prescription drugs through our prescription fulfillment and adherence packaging services. There are currently three pilot programs utilizing the MRM Matrix technology which do not include prescription fulfillment and adherence packaging services.

Market Opportunity, page 2

3.                                      Revisions made in response to prior comment 2 indicate that $271 billion was spent on prescription drugs in 2013. Please revise further to disclose the amount spent on prescription drugs by the types of organizations you currently offer, or intend to offer, your products and services.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 2 and 84 of the Revised Draft Registration Statement.

Our Strengths

Recurring Revenue Model with Significant Operating Leverage, page 5

4.                                      We note your response to prior comment 22 indicating that PMPM fees vary directly with the actual number of members serviced by your clients and that revenues from prescriptions vary by actual medications dispensed. In light of such variability, please explain to us the basis for your disclosure that you have recurring and predictable revenues and that multi-year client contracts provide significant visibility into your future cash flows.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that as PMPM fees vary directly with the actual number of members serviced by the Company’s clients, the Company believes that it does not have “backlog” in the sense of committed future orders of its products and services.  Based upon its industry experience, the Company believes patient populations at the Company’s clients do not generally decline over time and, as such, the Company believes that its revenues are fairly characterized as recurring and predictable. Additionally, while revenues from prescriptions vary based upon the actual medications dispensed, the Company believes, based upon its industry experience, that the overall mix of medications dispensed is predictable. In light of these two factors, the Company believes that, while there is some variability in actual revenue, those revenues are generally recurring and predictable in nature.

Our Strategy

Further Penetrate and Grow with the Expansion of Our Current At-Risk Markets…,page 5

5.                                      Your response to prior comment 16 indicates that you commissioned the report from Altitude Edge. Please revise your disclosure here and elsewhere to clarify that Altitude Edge prepared this report. Additionally, file a consent from Altitude Edge as an exhibit to the registration statement pursuant to Securities Act Rule 436. Lastly, please advise whether Altitude Edge is a related party. In this regard, we note that Altitude Edge Consulting, LLC was a related party of Capstone Performance Systems, LLC.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 5, 43, 91, 99 and 156 of the Revised Draft Registration Statement to indicate that the report was commissioned from AEC Consulting, LLC, an Altitude Edge company, and has filed a consent from AEC Consulting, LLC as Exhibit 23.5. The Company respectfully advises the Staff that AEC Consulting, LLC is not a related party of the Company. Altitude Edge Consulting, LLC was a related party of Capstone Performance Systems, LLC, a Colorado limited liability company, which was a party to an asset purchase agreement with the Company’s subsidiary Capstone Performance Systems, LLC, a Delaware limited liability company. Pursuant to the terms of that transaction, the ultimate owners of AEC Consulting, LLC received shares of common stock of the Company representing approximately 0.20% of the outstanding common stock of the Company on a fully diluted basis in connection with the acquisition of the assets of the Colorado limited liability company.

Summary Consolidated Financial Data, page 11

6.                                      We note your revised disclosure in response to prior comment 9. Please revise to clarify that the pro forma presentation assumes the debt repayment as of the beginning of the reporting period. Additionally, it appears that you removed the pro forma impact attributable to the conversion of redeemable convertible preferred stock as reflected in the pro forma disclosures on pages F-42 and F-60. Please revise accordingly.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 12 and 55 of the Revised Draft Registration Statement to clarify that the pro forma presentation assumes the debt repayment as of the beginning of the reporting period and includes the impact of the conversion of the preferred stock.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Components of Our Results of Operations

Revenue

Product Revenue, page 61

7.                                      We note your response to prior comment 20 that the company does not believe disclosing the revenue generated from any one component of the bundled medication risk mitigation contracts provides relevant information to the users of the financial information. We further note your response to prior comment 22 that revenues from prescriptions vary by actual medications dispensed. In light of the significance and variability of dispensing fees and prescription revenues, please revise your MD&A disclosures to quantify dispensing fees revenues and prescription medication sales, separately quantifying the two revenue streams, to provide users with an understanding of the significant components and potential variability of your product revenues. Revise your disclosure to describe the variability associated with these revenue streams. Refer to Item 303(a)(3) of Regulation S-K and Section III.B.3 of SEC Release No. 33-8350.

Response: The Company acknowledges the Staff’s comment and will supplementally provide the Staff, under separate cover, with dispensing fee revenue and prescription medication revenue for all periods presented.  The Company respectfully advises the Staff that historically, dispensing fees have remained consistent as a percentage of prescription medication revenue and the two streams of revenue are considered one unit of accounting, as described more fully in the Company’s response to comment 13 below. As a result, the Company does not believe that separately quantifying the two revenue streams would provide relevant information to the users of the financial information. The Company further advises the Staff that it has revised the disclosure on page 62 of the Revised Draft Registration Statement to further describe the variability associated with these revenue streams and to note that dispensing fees highly correlate with prescription medication revenue.

Cost of Revenue

Product Cost, page 62

8.                                      We note your response to prior comment 20 and the amounts of the product revenue components you provide on a supplemental basis. Your disclosure regarding cost of product revenues includes numerous items contained within this line item. Please tell us the amount of costs that relate to the purchase price of the prescription medications dispensed for each period and explain the levels of revenues generated from prescription sales, exclusive of dispensing fees, in relation to inventory balances reported. Describe for us the timing of your purchase of pharmaceutical products from your supplier and your delivery of medication to healthcare organizations.

Response: The Company acknowledges the Staff’s comment and will supplementally provide to the Staff, under separate cover, the breakout of the costs of prescription medications that the Company dispenses as well as further details with respect to product costs.  As noted in the response to comment 7 above, dispensing fee revenue highly correlates with the prescription sales and is consistent as a percentage of product revenue during the periods reported.

The Company further advises the Staff that the Company places orders for prescription medications with its medication supplier on a daily basis and such orders are delivered to one of the Company’s prescription fulfillment pharmacies generally the following day.  Adherence packaging of the medications is prepared based on the medication regimen that has been designed through pharmacist collaboration and use of the MRM Matrix.  These medications are generally packed in a 28-day supply and sent directly to the patient of the Company’s client or to the client itself depending on the need.  The Company had an average inventory on hand of 17 days in each of the 2015 and 2014 fiscal years. Medications comprise 100% of the Company’s inventory.

Business

Our Software and Services

Our Software, page 94

9.                                      Your response to prior comment 31 states that you intend to ultimately market the MedWise Advisor software under a SaaS model but that it has not reached a marketable stage and is only in the pilot stage. Please revise here and elsewhere to clarify this.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has recently begun marketing the MedWise Advisor software under a SaaS model although, to date, the only clients using the MedWise Advisor software are doing so through pilot programs. The Company has revised the disclosure on page 97 of the Revised Draft Registration Statement to clarify that MedWise Advisor is currently being marketed.

Our Services

Adherence-Packaging Prescription Fulfillment, page 97

10.                               We note your responses to prior comments 13 and 14 that you are not substantially dependent on your group purchasing membership agreement or your agreements with AmerisourceBergen Drug Corporation, and thus, are not required to file these agreements. Please advise us of the percentage of your pharmaceutical products that you purchase from AmerisourceBergen Drug Corporation pursuant to the group purchasing membership agreement. In this regard, we note that substantially all of your revenue comes from dispensing fees and prescription medication charges and that you currently purchase a substantial amount of your pharmaceutical products from AmerisourceBergen Drug Corporation pursuant to the group purchasing membership agreement.  Additionally, please further revise this section to describe the material terms of these agreements. Include a discussion of the terms of the agreements, a summary of the terminations provisions and a discussion of any significant rights and obligations such as a minimum purchase commitment.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 98 of the Revised Draft Registration Statement to include a discussion of the material terms of these agreements, including the percentage of the Company’s medication requirements it has agreed to purchase under this arrangement.

Our Competitive Landscape, page 100

11.                               Please consider revising this section to provide a more detailed discussion of your competitive landscape. For example, disclose an estimate of your number of competitors and your competitive position for your specific products or solutions and markets or care settings. See Item 101(c)(1)(x) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 102 of the Revised Draft Registration Statement to include a more detailed discussion of the Company’s competitive landscape.

Executive Compensation

Narrative to Summary Compensation Table

Employment Agreements, page 114

12.                               We note that you expect to enter into employment agreements with each of your named executive officers prior to the completion of this offering. Please ensure you revise to provide a summary of the material terms of these agreements. Additionally, clarify whether these agreements are expected to be entered into prior to the effective date of this registration statement, and if so, file each such agreement as an exhibit.

Response: The Company acknowledges the Staff’s comment and will revise the disclosure to include a summary of the material terms of the employment agreement that will be entered into with each named executive officer once such agreements are in final form and at such time will also file each such agreement as an exhibit. The Company has also revised the disclosure on page 115 of the Revised Draft Registration Statement to clarify that such employment agreements will be entered into on or prior to the effective date of the registration statement.

Financial Statements

Tabula Rasa HealthCare, Inc. Audited Financial Statements

Notes to Consolidated Financial Statements

Note 3.  Summary of Significant Accounting Policies

(b) Revenue Recognition

Product Revenue, page F-9

13.                               We note your expanded disclosure in response to prior comment 33 indicating that the company does not provide any of these services on a stand-alone basis. In your response to prior comment 30, you indicate that the company’s technology platform and cloud-based solutions are a competitive advantage and that the fees and prescription drug prices are negotiated on a bundled basis with compensation for the services provided built into the pricing of the revenue generating components. The description of revenue recognition related to each revenue component suggests the components may be accounted for as separate units of accounting. Please tell us whether the components are separate units of accounting, and if so, your basis for the conclusion. If the components are separate units of accounting, revise your disclosure to describe the significant factors, inputs, assumptions and methods used to determine selling price for the significant deliverables. Please similarly revise your disclosure regarding service revenues. Refer to ASC 605-25-50-2(e) and (f).

Response: The Company acknowledges the Staff’s comment and will supplementally provide to the Staff, under separate cover, a summary of its various revenue streams in a table to further clarify the nature of its products and services and its revenue model.

The Company’s medication risk management solution comprises multiple elements.  However, each of those elements is routinely delivered on a monthly basis to its clients, minimizing any potential impact in its financial statements of how revenues are separated between deliverables.  Clients agree to pay a PMPM fee, which covers the services more fully described in the response to comment 14 below.  PMPM services are considered a separate unit of accounting, as the services are considered to have standalone value.  The dispensing of prescription medications is not required for PMPM services to be rendered. However, all clients currently paying PMPM fees do also contract with the Company for prescription medications.

For client patients for whom medication is prescribed, revenues are also generated from sales of prescription medications. The prices charged for the medication comprise two components — the cost of the medication and a separate dispensing fee.  However, the Company views these as a single combined deliverable because they are inherently inseparable from one another as the dispensing is required for the prescription medication to be delivered to client patients.  Dispensing fees are only charged to clients in connection with the sale of prescription medications.

The pricing for services is consistent across contracts.  All clients generally pay consistent dispensing fees per medication, as well as consistent per member per month fees.  Prescription medication pricing is based upon cost plus a margin target by class of drug.

As prescription medication sales are contingent and there are no significant incremental discounts on either the PMPM fees or prescription medications, the revenue recognition model for product revenues is not impacted by the standalone value feature associated with the PMPM fees.

The Company has revised the disclosure on page 75 and F-9 of the Revised Draft Registration Statement as it relates to the revenue disclosure to provide additional detail with respect to revenue recognition.

14.                               In your response to prior comment 30, you indicate that the company does not receive direct compensation for pharmacists providing guidance and consultation through the use of your medication management technology and that compensation for the services provided are built into the pricing of the revenue generating components. Your disclosure indicates that PMPM fees are for medication risk management services. Please describe for us what services are considered medication risk management services and what services are priced into each of the revenue generating components. Describe for us how the dispensing fee is determined and how significant it is compared to the price paid by the client for the medication dispensed. Although the company considers the economics of the entire client relationship, in light of the nature of dispensing fees and PMPM as services being provided and not product sales, please further explain to us your basis for not presenting these revenues as services revenues. Refer to Rule 5-03(b) of Regulation S-X.

Response: The Company respectfully advises the Staff that the Company’s medication risk management services can be tailored to address populations in a variety of settings based on the needs of the Company’s healthcare organization clients and the patient population of those clients.

The medication risk management services  include the optimization of a patient’s medication regimen, which involves personalizing medication selection, dosage levels, time-of-day administration using the MRM Matrix, and answering prescriber questions and making recommendations to prescribers at the point-of-prescribing during pharmacist consultation, through secure instant messaging in EireneRx to design the appropriate medication regimen for each individual.  EireneRx also acts as the tool used to facilitate e-prescribing medication orders to our prescription fulfillment pharmacies.  Each of these services are priced into the PMPM fee.  The administrative PMPM fee is fixed on a per member basis.

The Company’s dispensing fees are determined based on the costs incurred in delivering medications to the patient of the Company’s client or to the healthcare organization, as the case may be, which include packaging, the coordination of logistics, including remote dispensing for medication access for urgent medication needs, and shipping of chronic medications to the patient. The Company’s dispensing fees are fixed on a per-prescription basis based on the aforementioned factors while the medication pricing paid by the client for the medication dispensed is based upon fixed discounts off average wholesale price.  The dispensing fee revenue is highly correlated to the prescription sales and is consistent as a percentage of product revenue during the periods reported.  Please see the supplemental information provided in response to comment 8 for additional detail on the dispensing fees as it compares to the price for the medication dispensed.

As discussed in response to comment 13, because the dispensing fees are not a separate unit of accounting, the Company has included such fees in product revenues.  The Company has reviewed Rule 5-03(b) of Regulation S-X and although the PMPM fees relate to services that the Company provides, given the relative size of the PMPM fees as a percentage of total revenue and the bundled nature in which the services are delivered, the Company has included such fees in product revenues rather than service revenue.  Please see the supplemental information for more detail.

We hope the foregoing have been responsive to the Staff’s comments.  If you have any questions, please feel free to contact me at (215) 963-5134 or Kevin Shmelzer at (215) 963-5716.

Sincerely,

James W. McKenzie, Jr.

JWM/avg

c:	Calvin H. Knowlton, Ph.D.
Brian W. Adams
Jeffrey P. Bodle
Kevin S. Shmelzer
Charles S. Kim
Brent B. Siler
Divakar Gupta